SECURITIES AND EXCHANGE COMMISSION
                                               Washington, D.C. 20549
                                                   ------------

                                                   Schedule 13G
                                                  (Rule 13D-102)

                        Information Statement Pursuant to Rules 13d-1 and 13d-2
                                     Under the Securities Exchange Act of 1934
                                                (Amendment No. 1)1




                                             CardioGenesis Corporation
                                                 (Name of Issuer)



                                                    Common Stock
                                          (Title of Class of Securities)



                                                        14159K10
                                                  (CUSIP Number)

                                               --------------------
















---------------------
1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                         (Continued on following page(s))

                                                 Page 1 of 7 Pages

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CUSIP No.     14159K10     13G           Page     2     of       7        Pages

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Centennial Fund IV, L.P.  (84-1240398)

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                (a)     [ ]
                                (b)     [ ]



    3       SEC USE ONLY



    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


              NUMBER OF                   5     SOLE VOTING POWER

               SHARES                               1,653,150

            BENEFICIALLY                  6     SHARED VOTING POWER

              OWNED BY                                 -0-

                EACH                      7     SOLE DISPOSITIVE POWER

              REPORTING                             1,653,150

               PERSON                     8     SHARED DISPOSITIVE POWER

                WITH                                   -0-

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,653,150


    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*                            [ ]

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.7%

    12      TYPE OF REPORTING PERSON*

            PN

                                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------- ------------- ----------------

CUSIP No. 14159K10           13G         Page     3     of       7        Pages


   1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Centennial Holdings IV, L.P.  (84-1240397)

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                (a)     [ ]


                                (b)     [ ]


    3       SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

              NUMBER OF                   5     SOLE VOTING POWER

               SHARES                               1,653,150

            BENEFICIALLY                  6     SHARED VOTING POWER

              OWNED BY                                -0-

                EACH                      7     SOLE DISPOSITIVE POWER

              REPORTING                             1,653,150

               PERSON                     8     SHARED DISPOSITIVE POWER

                WITH                                  -0-

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,653,150

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*                  [ ]


    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            13.7%

    12      TYPE OF REPORTING PERSON*

            PN

                                         * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              - Page 7 of 7 Pages -

Item 1(a).  Name of Issuer:

         CardioGenesis Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

         540 Oakmead Parkway, Sunnyvale, California 94086

Item 2(a).  Name(s) of Person(s) Filing:

         This Statement is filed by Centennial Fund IV, L.P., a Delaware limited partnership (AFund IV@), by virtue of its direct beneficial ownership of the Issuer=s common stock (the AShares@), and by Centennial Holdings IV, L.P., a Delaware limited partnership (AHoldings IV@), by virtue of being the sole general partner of Fund IV. Steven C. Halstedt, Jeffrey
         H. Schutz, Adam Goldman, Donald H. Parsons, Jr., and David C. Hull, Jr. are the sole general partners of Holdings IV (the AIndividual Partners@). By virtue of the relationships described above and their roles with Fund IV and Holdings IV, each of the Individual Partners may be deemed to control Fund IV and Holdings IV and may be deemed to possess indirect beneficial ownership of the Shares held by Fund IV. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by Fund IV, and, as a result, each Individual Partner disclaims beneficial ownership of the Shares held by Fund IV.

         Criterion Venture Partners III, Limited (ACriterion III@) is also the direct beneficial owner of Shares as set forth in Item 4 below. CVP III General Partner (ACriterion Holdings@) is the sole general partner of Criterion III, and accordingly may be deemed to beneficially own the Shares held by Criterion III. Jeffrey H. Schutz, David C. Hull, Jr. and Criterion Investments, Inc. (ACriterion Investments@) are the sole general partners of Criterion Holdings (the ACriterion Partners@). Criterion Investments has investment and voting authority with respect to actions directed by Criterion Holdings on behalf of Criterion III, and accordingly Criterion Investments may be deemed to beneficially own the Shares held by Criterion III. Centennial Holdings, Inc. (ACHI@) owns all of the outstanding stock of Criterion Investments, and accordingly may be deemed to beneficially own the Shares held by Criterion III. Each of the Individual Partners are officers, directors and shareholders of CHI. However, no Individual Partner or other person, acting alone, has voting or investment power with respect to CHI and, as a result, each Individual Partner disclaims beneficial ownership of the Shares held by Criterion III. Each of Other than
         Criterion Investments, each of the Criterion Partners disclaims beneficial ownership of the Shares held by Criterion III.

         Fund IV, Holdings IV and the Individual Partners each disclaim beneficial ownership of the Shares held by Criterion III. Criterion III, Criterion Holdings, the Criterion Partners and CHI each disclaim beneficial ownership of the Shares held by Fund IV.

Item 2(b).  Address of Principal Business Office or, if None, Residence

         1428 Fifteenth Street, Denver, Colorado 80202

Item 2(c).  Citizenship:

         Delaware

Item 2(d).  Title of Class of Securities:

         Common Stock

Item 2(e).  CUSIP Number:

         14159K10

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a)     [ ]        Broker or dealer registered under Section 15 of the Act,
(b)     [ ]        Bank as defined in Section 3(a)(6) of the Act,
(c)     [ ]        Insurance Company as defined in Section 3(a)(19) of the Act,
(d)     [ ]                 Investment Company registered under Section 8 of
                               the Investment Company Act,
(e)     [ ]        Investment Adviser registered under Section 203 of
                               the Investment Advisers Act of 1940,
(f)     [ ]        Employee Benefit Plan, Pension Fund which is subject
                               to the provisions of the Employee
                           Retirement  Income  Security Act of 1974 or Endowment
         Fund;  see  13d-1(b)(1)(ii)(F),   (g)  9  Parent  Holding  Company,  in
         accordance with Rule 13d-1(b)(ii)(G); see Item 7, (h) 9 Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

 Not applicable

Item 4.  Ownership.

         (a) Amount beneficially owned: Fund IV directly beneficially owns 1,647,800 Shares. In addition, David C. Hull, Jr. holds an option to acquire 5,350 Shares, which option is held on behalf of Fund IV. Such option is not vested. By virtue of the relationships described in this Statement, Holdings IV may be deemed to beneficially own the Shares directly and indirectly beneficially owned by Fund IV.

                           Criterion III directly beneficially owns 351,636 Shares. In addition, David C. Hull, Jr. holds an option to acquire 800 Shares, which option is held on behalf of Criterion III. Such option is not vested. By virtue of the relationships described in this Statement, Criterion Holdings, Criterion Investments and CHI may be deemed to beneficially own the Shares directly beneficially owned by Criterion III.

         (b) Percent of class: The 1,653,150 Shares directly and indirectly beneficially held by Fund IV represent approximately 13.7% of the 12,065,592 outstanding Shares as set forth in the Issuer=s Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

         (c) Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote:  1,653,150

                  (ii)    Shared power to vote or to direct the vote:      -0-

                  (iii)    Sole power to dispose or to direct the disposition
                            of:       1,653,150

                  (iv)    Shared power to dispose or to direct the disposition
                            of:      -0-

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable

Item 9.  Notice of Dissolution of Group.

                  Not applicable

Item 10.  Certification.

                  Not applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 11, 1998
                                                     (Date)



                                /s/ Adam Goldman
                                   (Signature)

                              Adam  Goldman,  as  general
                              partner    of    Centennial
                              Holdings IV, L.P.,  general
                              partner of Centennial  Fund
                              IV, L.P.
                                  (Name/Title)